EXHIBIT 99.1
STINGRAY ENERGY SERVICES LLC AND AFFILIATE

Grant Thornton LLP
Report of Independent Certified Public Accountants	211 N Robinson, Suite 1200
Oklahoma City, OK 73102-7148
T 405.218.2800
F 405.218.2801

Board of Directors
Stingray Energy Services LLC and Affiliate

We have audited the accompanying combined financial statements of Stingray Energy Services LLC and Affiliate (Stingray Cementing LLC) (both Delaware limited liability companies), which comprise the combined balance sheets as of December 31, 2016 and 2015, and the related combined statements of operations, members’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Stingray Energy Services LLC and Affiliate as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Oklahoma City, Oklahoma
April 19, 2017

STINGRAY ENERGY SERVICES LLC AND AFFILIATE
COMBINED BALANCE SHEETS
December 31,

ASSETS	2016	2015
CURRENT ASSETS
Cash and cash equivalents	$1,930,065	$2,535,920
Accounts receivable, net	625,914	1,196,926
Receivables from related parties	5,634,618	4,294,310
Inventories, net of allowance of $0 and $40,494	265,671	354,645
Prepaid expenses and other current assets	185,403	8,761
Total current assets	8,641,671	8,390,562

Property, plant and equipment, net	13,948,660	18,011,489
Other non-current assets	7,715	21,535
Total assets	$22,598,046	$26,423,586

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	$3,327,009	$2,480,153
Payables to related parties	1,362,324	500,065
Accrued expenses and other current liabilities	254,752	421,273
Current maturities of long-term debt	870,885	845,363
Total current liabilities	5,814,970	4,246,854

Long-term debt	4,566,964	5,426,900
Total liabilities	10,381,934	9,673,754

COMMITMENTS AND CONTINGENCIES (Note 9)

Members' Equity	12,216,112	16,749,832
Total liabilities and members' equity	$22,598,046	$26,423,586

The accompanying notes are an integral part of these combined financial statements.

STINGRAY ENERGY SERVICES LLC AND AFFILIATE
COMBINED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31,

	2016	2015
REVENUE
Services revenue	$2,873,700	$2,638,241
Services revenue - related parties	21,544,441	30,505,022
Total Revenue	24,418,141	33,143,263

COST AND EXPENSES
Services cost of revenue	21,920,807	26,245,239
Services cost of revenue - related parties	507,895	74,652
Selling, general and administrative	567,074	418,666
Selling, general and administrative - related parties	733,995	984,284
Depreciation and amortization	4,896,620	4,828,132
Total cost and expenses	28,626,391	32,550,973
Operating (loss) income	(4,208,250)	592,290

OTHER EXPENSE
Interest expense	(292,061)	(346,591)
Other, net	(33,409)	(7,230)
Total other expense	(325,470)	(353,821)

Net (loss) income	$(4,533,720)	$238,469

The accompanying notes are an integral part of these combined financial statements.

STINGRAY ENERGY SERVICES LLC AND AFFILIATE
COMBINED STATEMENTS OF MEMBERS' EQUITY
YEARS ENDED DECEMBER 31, 2016 AND 2015

Balance at January 1, 2015	$16,511,363
Net income	238,469
Balance at December 31, 2015	16,749,832
Net loss	(4,533,720)
Balance at December 31, 2016	$12,216,112

The accompanying notes are an integral part of these combined financial statements.

STINGRAY ENERGY SERVICES LLC AND AFFILIATE
COMBINED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

	2016	2015
Cash flows from operating activities
Net (loss) income	$(4,533,720)	$238,469
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation	4,896,620	4,828,132
Amortization of debt origination costs	3,678	13,796
Bad debt expense	209,237	196,198
Loss on disposal of property and equipment	30,718	7,291
Changes in assets and liabilities:
Accounts receivable, net	361,775	(248,086)
Receivables from related parties	(1,340,308)	3,278,794
Inventories	88,974	(34,231)
Prepaid expenses and other assets	(166,499)	311,267
Accounts payable	691,141	(2,239,684)
Payables to related parties	862,259	(1,645,677)
Accrued expenses and other liabilities	(166,521)	(188,822)
Net cash provided by operating activities	937,354	4,517,447

Cash flows from investing activities:
Purchases of property and equipment	(708,795)	(2,758,938)
Proceeds from disposal of property and equipment	—	561,708
Net cash used in investing activities	(708,795)	(2,197,230)

Cash flows from financing activities:
Proceeds from debt	—	—
Repayments on debt	(834,414)	(2,392,550)
Members' distributions	—	—
Net cash used in financing activities	(834,414)	(2,392,550)
Net decrease in cash and cash equivalents	(605,855)	(72,333)
Cash and cash equivalents at beginning of period	2,535,920	2,608,253
Cash and cash equivalents at end of period	$1,930,065	$2,535,920

Supplemental disclosure of cash flow information:
Cash paid for interest	$287,600	$346,044
Supplemental disclosure of non-cash transactions:
Seller-financed equipment acquisitions	$—	$353,356
Purchases of property and equipment included in trade accounts payable	$155,715	$—

The accompanying notes are an integral part of these combined financial statements.

STINGRAY ENERGY SERVICES LLC AND AFFILIATE
NOTES TO COMBINED FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

1.	Organization, Operations and Basis of Presentation

Organization

Stingray Energy Services LLC ("SR Energy") was formed February 5, 2013 as a Delaware limited liability company and is based in Oklahoma. Stingray Cementing LLC ("Cementing") was formed May 29, 2012 as a Delaware limited liability company and is based in Oklahoma. Both of the entities were formed by Wexford Capital LP ("Wexford") and Gulfport Energy Corporation ("Gulfport"), are under common control and are referred to collectively as "Stingray" or "the Company."

Operations

The Company provides completion and production services and oilfield rentals for oil and natural gas exploration companies. Completion and production services include cementing in the casing pipe and pressure control. The Company operates primarily within the Utica Shale in Ohio and surrounding areas.

Basis of Presentation

The combined financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). All material accounts and transactions between the entities within the Company have been eliminated in the combined financial statements.

2.	Summary of Significant Accounting Policies
(a) Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include but are not limited to the allowance for doubtful accounts, reserves for self-insurance, depreciation and amortization of property and equipment and future cash flows and fair values used to assess recoverability and impairment of long-lived assets.

(b) Cash and Cash Equivalents
All highly liquid investments with an original maturity of three months or less when acquired are considered cash equivalents. The Company maintains its cash accounts in financial institutions that are insured by the Federal Deposit Insurance Corporation. Cash balances from time to time may exceed the insured amounts; however the Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risks on such accounts. The Company had no restricted cash included in its cash or current asset balances at December 31, 2016 or 2015.

(c) Accounts Receivable
Accounts receivable include amounts due from customers for services performed and are recorded as the work progresses. The Company grants credit to customers in the ordinary course of business and generally does not require collateral. Most areas in which the Company operates provide for a mechanic’s lien against the property on which the service is performed if the lien is filed within the statutorily specified time frame. Customer balances are generally considered delinquent if unpaid by the 30th day following the invoice date and credit privileges may be revoked if balances remain unpaid. The Company regularly reviews receivables and provides for estimated losses through an allowance for doubtful accounts. In evaluating the level of established reserves, the Company makes judgments regarding its customers’ ability to make required payments, economic events, and other factors. As the financial condition of customers change, circumstances develop, or additional information becomes available, adjustments to the allowance for doubtful accounts may be required. In the event the Company was to determine that a customer may not be able to make required payments, the Company would increase the allowance through a charge to income in the period in which that determination is made. Uncollectible accounts receivable are periodically charged against the allowance for doubtful accounts once final determination is made of their uncollectability.

STINGRAY ENERGY SERVICES LLC AND AFFILIATE
NOTES TO COMBINED FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

Following is a roll forward of the allowance for doubtful accounts for the years ended December 31, 2016 and 2015:

Balance, January 1, 2015	$—
Additions charged to expense	196,198
Balance, December 31, 2015	196,198
Additions charged to expense	209,237
Deductions for uncollectible receivables written off	(166,948)
Balance, December 31, 2016	$238,487

(d) Inventories
Inventories are stated at the lower of cost or market, determined on a weighted average cost basis. Inventories consist of consumable supplies. The Company assesses the valuation of its inventories based upon specific usage and future utility. A charge to results of operations is taken when factors that would result in a need for a reduction in the valuation, such as excess or obsolete inventory, are determined. As of December 31, 2016 and 2015, the reserves were $0 and $40,494, respectively, and were included in Inventories on the Combined Balance Sheets.

(d) Prepaid Expenses and Other Current Assets
Prepaid expenses primarily consist of insurance costs and rent. Insurance costs and rent are expensed over the periods that these costs benefit.

(e) Property and Equipment
Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized while minor replacements, maintenance and repairs, which do not increase the capacity, improve the efficiency or safety, or extend the useful life of such assets, are charged to operations as incurred. Disposals are removed at cost, less accumulated depreciation, and any resulting gain or loss is reflected in operations.

Depreciation is calculated using the straight-line method over the shorter of the estimated useful life, or the remaining lease term, as applicable.

(f) Long-Lived Assets
The Company reviews long-lived assets for recoverability in accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) Topic 360, Impairment or Disposal of Long-Lived Assets, which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of such assets is evaluated by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with the assets. If such evaluations indicate that the future undiscounted cash flows from the assets are not sufficient to recover the carrying amount of such assets, the assets are adjusted to their estimated values. There was no impairment recorded for the years ended December 31, 2016 or 2015.

(g) Revenue Recognition
The Company recognizes revenue when services are performed, collection of the receivable is probable, persuasive evidence of an arrangement exists, and the price is fixed and determinable. Services are sold without warranty or right of return. Taxes assessed on revenue transactions are presented on a net basis and are not included in revenue.

The Company typically generates revenues on a day rate, hourly rate or contracted basis, and revenue is recognized when the services are completed and collectability is reasonably assured. Additional revenue may be generated through labor charges and the sale of consumable supplies that are incidental to the service being performed. Revenue from labor charges are recognized as labor is performed and revenue from consumable supplies is recognized as the consumables are used in the delivery of the overall services. Proceeds from customers for the cost of oilfield rental equipment that is involuntarily damaged or lost down-hole are reflected as revenues and typically recognized upon completion of the job.

STINGRAY ENERGY SERVICES LLC AND AFFILIATE
NOTES TO COMBINED FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

The timing of revenue recognition may differ from contract billing or payment schedules, resulting in revenues that have been earned but not billed (unbilled revenue). The Company had $338,212 and $231,093 of unbilled revenue included in trade accounts receivable at December 2016 and 2015, respectively. The Company had $2,361,133 and $619,186 of unbilled revenue included in related party accounts receivable at December 2016 and 2015, respectively.

(h) Cost of Services
The primary components of cost of services are those salaries, consumable supplies, repairs and maintenance and general operational costs that are directly associated with the services performed for the customers. Cost of services - related parties reflects expenses from related parties.

(i) Equity-Based Compensation
The Company records equity-classified, equity-based payments at fair value on the date of the grant, and expenses the value of the equity-based payments in compensation expenses over the applicable vesting periods.

(j) Income Taxes
Each of the operating entities comprising the Company are limited liability companies and as such are treated as pass-through entities for income tax purposes. As a pass-through entity, income taxes on net earnings are payable by the members and are not reflected in the financial statements.

As required by Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) 740, Income Taxes, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. During the years ended December 31, 2016 and 2015, there were no financial statement benefits or obligations recognized related to uncertain tax positions.

The Company’s accounting policy relating to income tax penalties and interest assessments is to accrue for these costs and record a charge to selling, general and administrative expense for tax penalties and a charge to interest expense for interest assessments during the period the Company has unrecognized tax benefits. The pass-through entities are not subject to tax examinations by tax authorities for years before 2013.

(k) Concentration of Credit Risk and Significant Customers
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents occasionally in excess of federally insured limits and trade receivables. The Company’s accounts receivable have a concentration in the oil and natural gas industry and the customer bases consists primarily of independent oil and natural gas producers. Sales to one related party customer accounted for 85% and 89% of net sales for the years ended December 31, 2016 and 2015, respectively and 87% and 78% of accounts receivable at December 31, 2016 and 2015, respectively.

(l) Environmental Matters
Estimated remediation costs are accrued using currently available facts, existing environmental permits, technology and enacted laws and regulations. For sites where we are primarily responsible for remediation, our cost estimates are developed based on internal evaluations and are not discounted. Accruals are recorded when it is probable that we will be obligated to pay for environmental site evaluation, remediation or related activities, and such costs can be reasonably estimated. As additional information becomes available, accruals are adjusted to reflect current cost estimates. Ongoing environmental compliance costs, such as obtaining environmental permits, installation of pollution control equipment and waste disposal are expensed as incurred.

The Company did not recognize or accrue any environmental expense as of and for the years ended December 31, 2016 or 2015.

(m) New Accounting Pronouncements
In July 2015, the FASB issued ASU No. 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory,” which changes inventory measured using any method other than last-in, first-out (LIFO) or the retail inventory method (for example, inventory measured using first-in, first-out (FIFO) or average cost) at the lower of cost and net realizable

STINGRAY ENERGY SERVICES LLC AND AFFILIATE
NOTES TO COMBINED FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

value. ASU 2015-11 is effective for annual and interim reporting periods beginning after December 15, 2016, with early adoption permitted. We do not expect the adoption of this guidance to have a material effect on the Company's combined financial statements.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers.” ASU 2014-09 supersedes existing revenue recognition requirements in GAAP and requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. Additionally, it requires expanded disclosures regarding the nature, amount, timing and certainty of revenue and cash flows from contracts with customers. The ASU was effective for annual and interim reporting periods beginning after December 15, 2017, using either a full or a modified retrospective application approach; however, in July 2015 the FASB decided to defer the effective date by one year (until 2019) by issuing ASU No. 2015-14, "Revenue From Contracts with Customers: Deferral of the Effective Date." The Company expects to adopt this new revenue guidance utilizing the retrospective method of adoption in the first quarter of 2018, and because the Company is still evaluating the portion of its revenues that may be subject to the new leasing guidance discussed below, it is unable to quantify the impact that the new revenue standard will have on the Company’s combined financial statements upon adoption.

In February 2016, the FASB issued ASU No, 2016-2 “Leases” amending the current accounting for leases. Under the new provisions, all lessees will report a right-of-use asset and a liability for the obligation to make payments for all leases with the exception of those leases with a term of 12 months or less.  All other leases will fall into one of two categories: (i) a financing lease or (ii) an operating lease. Lessor accounting remains substantially unchanged with the exception that no leases entered into after the effective date will be classified as leveraged leases. For sale leaseback transactions, a sale will only be recognized if the criteria in the new revenue recognition standard are met. ASU 2016-2 is effective for fiscal years beginning after December 15, 2019, and interim periods within that fiscal year. Early adoption is permitted. Since a portion of the Company’s revenue may be subject to this new leasing guidance, it expects to adopt this updated leasing guidance at the same time its adopts the new revenue standard discussed above, utilizing the retrospective method of adoption. This new leasing guidance will also impact the Company in situations where it is the lessee, and in certain circumstances it will have a right-of-use asset and lease liability on its combined financial statements. The Company is currently evaluating the effect the new guidance will have on our combined financial statements and results of operations.

3.	Inventory
A summary of the Company's inventory is shown below:

	December 31,
	2016	2015
Sand	$450	$233
Cement and related supplies	265,221	394,906
	265,671	395,139
Inventory allowance	—	(40,494)
Total inventory	$265,671	$354,645

4.	Prepaid Expenses and Other Current Assets
Prepaid and other current assets consists of the following:

	December 31,
	2016	2015
Prepaid rent	$15,600	$5,964
Prepaid insurance	166,611	—
Other	3,192	2,797
	$185,403	$8,761

STINGRAY ENERGY SERVICES LLC AND AFFILIATE
NOTES TO COMBINED FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

5.	Property, Plant and Equipment
Property, plant and equipment include the following:

		December 31,
	Useful Life	2016	2015
Land		487,891	487,891
Buildings	15-20 years	4,707,264	4,705,264
Office equipment, furniture and fixtures	3-15 years	121,964	121,964
Machinery and equipment	7-20 years	22,786,889	22,256,284
Vehicles, trucks and trailers	5-10 years	1,263,772	1,269,231
		29,367,780	28,840,634
Deposits on equipment and equipment in process of assembly		324,430	32,953
		29,692,210	28,873,587
Less: accumulated depreciation		15,743,550	10,862,098
Property, plant and equipment, net		$13,948,660	$18,011,489

Depreciation expense was $4,896,620 and $4,828,132, respectively, for the years ended December 31, 2016 and 2015.

Deposits on equipment and equipment in process of assembly represents deposits placed with vendors for equipment that is in the process of assembly and purchased equipment that is being outfitted for its intended use. The equipment is not yet placed in service.

6.	Accrued and Other Current Liabilities
Accrued and other current liabilities consists of the following:

	December 31,
	2016	2015
Accrued compensation, benefits and related taxes	$187,294	$267,517
Accrued interest	22,434	21,650
Insurance	25,000	120,691
Taxes	20,024	11,415
	$254,752	$421,273

7.	Long-Term Debt
Long-term debt consists of the following:

	December 31,
	2016	2015
Term loans	$5,437,849	$6,272,263
Less current portion	(870,885)	(845,363)
	$4,566,964	$5,426,900

STINGRAY ENERGY SERVICES LLC AND AFFILIATE
NOTES TO COMBINED FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

On December 4, 2013, the Company entered into an $8,543,142 term loan with a third party lender. The loan subjects the Company to certain financial reporting requirements and financial covenants. The loan requires maintenance of a minimum tangible net worth of $5,000,000 plus 50% of all earnings beginning December 31, 2013. The loan also requires a debt service coverage ratio in excess of 1.25 to 1.00. The loan is secured by certain specified equipment. The loan matures over 42 months and requires monthly payments of interest beginning in January 2014 and monthly payments of principal and interest beginning in January 2015. The maturity date was June 5, 2018. On December 21, 2015, the term loan was modified to extend maturity date of the loan to December 5, 2022. The modified loan requires a debt to equity ratio of 2.50 to 1.00 or less. The loan also requires a debt service coverage ratio in excess of 1.25 to 1.00. The loan bears interest at a rate of 4.95% until January 2020 and then converts to the prime lending rate for large US Money Center Commercial banks plus 1.5% and is subject to a floor of 4.95%. The outstanding balance at December 31, 2016 and 2015 was $5,263,234 and $6,001,219, respectively. The interest rate at December 31, 2016 and 2015 was 4.95%. The Company was not in compliance with certain covenants at December 31, 2015 and 2016, however it obtained a waiver through December 31, 2017 for its debt service coverage ratio and April 30, 2017 for the lender's receipt of the annual audited financial statements. The Company was in compliance with all other covenants at December 31, 2016 and 2015.

On January 7, 2015 the Company entered into a $51,420 term note to purchase equipment from a third party vendor. The note is secured by certain specified equipment. The note matures over 36 months and requires a $1,553 payment monthly of principal and interest at a fixed rate of 5.5% with a maturity date of January 15, 2018. The outstanding balance at December 31, 2016 and 2015 was $19,589 and $36,731, respectively.

On January 7, 2015, the Company also entered into a $146,649 term note to purchase equipment from the third party vendor. The note is secured by certain specified equipment. The note matures over 48 months and requires a $3,054 payment monthly of principal with a maturity date of January 15, 2019. The outstanding balance at December 31, 2016 and 2015 was $73,685 and $113,042, respectively.

On March 5, 2015, the Company entered into a $155,287 term note to purchase equipment from the third party vendor. The note is secured by certain specified equipment. The note matures over 42 months and requires a $3,697 payment monthly of principal and matures on August 5, 2018. The outstanding balance at December 31, 2016 and 2015 was $81,341 and $121,042, respectively.

At December 31, 2016, the aggregate maturities of long-term debt are as follows:

Year ended December 31:	Amount
2017	$870,885
2018	886,706
2019	853,167
2020	896,134
2021	943,020
Thereafter	987,937
$5,437,849

8.	Members' Equity
Cementing and Energy Services each operate under a limited liability company agreement (the Agreements) and will continue perpetually until terminated pursuant to statute or any provision of the Agreements. No member shall be liable for the expenses, liabilities or obligations of the Company.

Each Agreement provides for specific voting rights of the members. For matters that require vote, members shall have one vote for each whole percentage interest held by the member at the time of vote.

Distributions and profit and loss allocations are based on the pro rata share of each member’s ownership percentages.

Each Agreement places limits on the transfer of members’ interests. Encumbrances are prohibited unless they are a Permitted Encumbrance, as defined in the Agreement.

STINGRAY ENERGY SERVICES LLC AND AFFILIATE
NOTES TO COMBINED FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

9.	Commitments and Contingencies
The Company is, from time to time, involved in routine litigation or subject to disputes or claims related to business activities, including workers’ compensation claims and employment related disputes. In the opinion of management, none of the pending litigation, disputes or claims against the Company, if decided adversely, is expected to have a material effect on the Company’s financial condition, results of operations, or cash flows.

The Company partially insures some workers’ compensation and auto claims, which includes medical expenses, lost time and temporary or permanent disability benefits. As of December 31, 2016 and 2015, the policy requires a deductible per occurrence of $250,000 and $100,000, respectively. The Company establishes liabilities for the unpaid deductible portion of claims incurred relating to workers’ compensation and auto liability based on estimates. As of December 31, 2016 and 2015 the policies contained aggregate stop losses of $2,000,000 and $1,900,000, respectively. As of December 31, 2016 and 2015, accrued claims were approximately $25,000 and $120,000, respectively.

The Company entered into agreements in 2016 to acquire cement mixing units and other capital equipment. The future commitment under these agreements is $2,287,036 as of December 31, 2016.

10.	Equity-Based Compensation
Upon formation of each Stingray entity, a specified member of management (employee member) and a specified non-employee (non-employee member) were granted the rights to receive capital distributions under the various Agreements after the contributing entity’s unreturned capital balance was recovered (referred to as Payout provision). The specified employee member’s right to receive a post Payout distribution is generally subject to continued employment. The non-employee member’s grant is revalued at the end of each reporting period. The Company has valued the post Payout distribution rights using the option pricing method as of the grant dates that coincide with the formation of the respective entities. The exercise price was based on the contributing entity’s contributions at the formation date. No compensation cost has been recognized during the years ended December 31, 2016 and 2015, because Payout was not deemed probable, and the post Payout right does not vest until Payout is reached. At December 31, 2016, the Company had $732,142 in unrecognized compensation costs associated with these post Payout distribution rights.

STINGRAY ENERGY SERVICES LLC AND AFFILIATE
NOTES TO COMBINED FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

11.	Related Party Transactions
Transactions between the subsidiaries of the Company and the following companies are included in Related Party Transactions: Gulfport; Taylor Frac LLC (“Taylor”); Mammoth Energy Services, Inc. and subsidiaries ("Mammoth"); Stingray Logistics, LLC, a subsidiary of Mammoth, ("SR Logistics"); Stingray Pressure Pumping, LLC, a subsidiary of Mammoth, ("Pressure Pumping"); Barracuda Logistics, LLC, a subsidiary of Mammoth, ("Barracuda"); Silverback Energy Services, LLC, a subsidiary of Mammoth, ("Silverback"); Everest Operations Management, LLC ("Everest"); and Wexford.

		REVENUES		ACCOUNTS RECEIVABLE
		Years Ended December 31,		At December 31,
		2016	2015	2016	2015
SR Energy and Gulfport	(a)	$13,533,375	$21,440,918	$4,646,406	$2,156,946
Cementing and Gulfport	(b)	7,290,510	8,129,374	816,407	2,123,487
SR Energy and SR Logistics	(c)	7,246	54,279	12,671	12,207
SR Energy and Taylor	(d)	—	1,670	—	1,670
SR Energy and Pressure Pumping	(e)	672,431	878,617	146,054	—
SR Energy and Silverback	(f)	27,178	—	6,279	—
SR Energy and Barracuda	(g)	13,701	164	6,801	—
		$21,544,441	$30,505,022	$5,634,618	$4,294,310

a.	SR Energy provides rental services to Gulfport.

b.	Cementing provides well casing services for Gulfport.

c.	SR Energy provides rental services to SR Logistics.

d.	SR Energy provides rental services to Taylor.

e.	SR Energy provides rental services to Pressure Pumping.

f.	SR Energy provides rental services to Silverback.

g.	SR Energy provides rental services to Barracuda.

		COST OF REVENUE		ACCOUNTS PAYABLE
		Years Ended December 31,		At December 31,
		2016	2015	2016	2015
SR Energy and Mammoth	(h)	$367,353	$51,647	$—	$—
Cementing and Mammoth	(h)	140,542	23,005	—	—
		$507,895	$74,652	$—	$—

		SELLING, GENERAL AND ADMINISTRATIVE COSTS
SR Energy and Mammoth	(i)	$536,805	$739,767	$1,152,271	$274,648
Cementing and Mammoth	(i)	185,300	226,667	207,927	225,417
SR Energy and Everest	(j)	1,415	7,621	—	—
Cementing and Everest	(j)	1,160	5,484	—	—
SR Energy and Wexford	(k)	5,698	2,921	796	—
Cementing and Wexford	(k)	3,617	1,824	1,330	—
		$733,995	$984,284	$1,362,324	$500,065
				$1,362,324	$500,065

h.	Mammoth provides certain payroll and related benefits, insurance, and other costs.

i.	Mammoth provides technical and administrative services and pays for goods and services on behalf of SR Energy and Cementing.

j.
Everest has historically provided office space and certain technical, administrative and payroll services to the Company and the Company has reimbursed Everest in amounts determined by Everest based on estimates of the amount of office space provided and the amount of employees’ time spent performing services for the Company.

k.	Wexford provides certain administrative and analytical services to the Company and, from time to time, the Company pays for goods and services on behalf of Wexford.

STINGRAY ENERGY SERVICES LLC AND AFFILIATE
NOTES TO COMBINED FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

12.	401(k) Plans
The Company participates in a 401(k) retirement plan which is sponsored by an affiliate that enables workers to defer up to specific percentages of their annual compensation and contribute such amount to the plan. The Company provides a discretionary contribution of 3% for each employee and could also contribute additional amounts at their sole discretion. For the years ended December 31, 2016 and 2015, the contributions were $0 and $238,756, respectively.

13.	Subsequent Events
The Company has evaluated the period after December 31, 2016 through April 19, 2017, the date the financial statements were available to be issued, noting no subsequent events or transactions that required recognition or disclosure in the financial statements other than those noted above.

On February 10, 2017, the Company executed a new long-term loan agreement for $2.0 million with Bank7. The funds are expected to be used for construction of cement mixing units and other capital equipment.

On March 21, 2017, Mammoth, a related party to the Company, Wexford and Gulfport, announced that it had entered into definitive agreements to acquire the Company. Pursuant to Contribution Agreements, dated as of March 20, 2017, Mammoth is expected to issue 1,392,548 of its common stock at par value of $0.01 per share for all outstanding Members' Equity of the Company. Based upon a closing price of Mammoth's common stock of $19.06 per share on March 20, 2017, the total purchase price was approximately $26.5 million. The acquisition is expected to close in May 2017.